Filed by Dynegy Inc.

Commission File No. 001-33443

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynegy Inc.

Commission File No. 001-33443

SUPPLEMENT NO. 2 DATED FEBRUARY 21, 2018

TO

THE JOINT PROXY STATEMENT AND PROSPECTUS DATED JANUARY 25, 2018

This supplement amends and supplements the definitive joint proxy statement and prospectus, dated as of January 25, 2018, initially mailed to stockholders of Vistra Energy Corp. (“Vistra Energy”) and to stockholders of Dynegy Inc. (“Dynegy”) on or about January 29, 2018, for (i) a special meeting of Vistra Energy stockholders to be held at 1601 Bryan Street, 11th Floor, Dallas, Texas 75201 on March 2, 2018, at 9:00 a.m., Central Time (the “Vistra Energy special meeting”) and (ii) a special meeting of Dynegy’s stockholders to be held at the Chase Center, 601 Travis Street, Houston, Texas 77002 on March 2, 2018, at 10:00 a.m., Central Time (the “Dynegy special meeting”). The purpose of the Vistra Energy special meeting and the Dynegy special meeting, among other things, is to consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of October 29, 2017 (the “Merger Agreement”), by and between Vistra Energy and Dynegy, pursuant to which Dynegy will, subject to the terms and conditions of the Merger Agreement, merge with and into Vistra Energy (the “Merger”), with Vistra Energy continuing as the surviving corporation.  That proposal and the other proposals to be voted on at the Vistra Energy special meeting and the Dynegy special meeting are described in more detail in the joint proxy statement and prospectus. Each capitalized term used but not defined herein has the meaning given to them in the joint proxy statement and prospectus.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the Merger or the Stock Issuance and the joint proxy statement and prospectus or has passed upon the adequacy or accuracy of the disclosure in this supplement and the joint proxy statement and prospectus. Any representation to the contrary is a criminal offense.

As previously described in the joint proxy statement and prospectus and as further described below, three purported stockholders have filed complaints against Dynegy and Pat Wood, III, Robert C. Flexon, Hilary E. Ackermann, Paul M. Barbas, Richard Kuersteiner, Jeffrey S. Stein, and John R. Sult as defendants. One of the complaints also names Vistra Energy as a defendant. In order to moot what Vistra Energy and Dynegy consider to be unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to each of their stockholders, Vistra Energy and Dynegy have determined to voluntarily supplement the joint proxy statement and prospectus as described herein. Nothing in this supplement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Vistra Energy and Dynegy specifically deny all allegations in these complaints, including without limitation that any additional disclosure was or is required. Except as otherwise set forth below, the information set forth in the joint proxy statement and prospectus remains unchanged. The information contained herein speaks only as of February 21, 2018 unless the information specifically indicates that another date applies.

SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT AND PROSPECTUS

The following information supplements the joint proxy statement and prospectus, and you should read such information in conjunction with the joint proxy statement and prospectus. Any page references in the information below are to pages of the joint proxy statement and prospectus, and any defined terms used but not defined below have the meanings set forth in the joint proxy statement and prospectus.

Opinions of Dynegy’s Financial Advisors

Opinion of Morgan Stanley

The following disclosure supplements and restates the table on page 99 of the joint proxy statement and prospectus:

Company Name	2018E AV / EBITDA	2019E AV / EBITDA	2017E FCF Yield
Dynegy	6.9x	7.6x	24.6%
Vistra Energy	7.8x	8.1x	9.9%

Calpine Corporation*	8.7x	8.7x	14.3%
NRG Energy, Inc.*	9.0x	8.0x	11.5%

*   For reference only

The following disclosure supplements and restates the paragraph overlapping pages 100 and 101 of the joint proxy statement and prospectus:

Morgan Stanley used estimates and extrapolations from the Dynegy Market Case Projections and the Dynegy Market + Earnings & Cost Improvement Case Projections for purposes of the discounted cash flow analysis, as more fully described below. First, Morgan Stanley calculated the estimated unlevered free cash flows for Dynegy (calculated as EBITDA, less (i) estimated taxes, (ii) capital expenditures, (iii) asset retirement obligations, (iv) pension costs, (v) adjustments to long term service agreements and (vi) certain other cash flow adjustments based on guidance from Dynegy’s management) for the calendar years 2018 through 2021 using information contained in the Dynegy Market Case Projections and the Dynegy Market + Earnings & Cost Improvement Case Projections. ~~Morgan Stanley’s calculation of estimated unlevered free cash flows for Dynegy differed from the Dynegy Management Projections in that it excludes the impact of net operating losses (“NOLs”), which Morgan Stanley valued separately based on guidance from Dynegy’s management.~~ Morgan Stanley then calculated terminal values for Dynegy by applying terminal multiples of 7.0x to 8.0x, which range was selected based on Morgan Stanley’s professional judgment and experience, to Dynegy’s estimated terminal year EBITDA, which was estimated based upon the average of estimated EBITDA for the calendar years 2020 and 2021 as provided by Dynegy’s management less the sum of estimated environmental capital expenditures and asset retirement obligations for the period 2022 onward discounted to the terminal year of 2022, as provided by Dynegy’s management. The cash flows and terminal values were discounted to present values using discount rates ranging from 4.7% to 5.5%, which range of discount rates were selected upon the application of Morgan Stanley’s professional judgment and experience, to reflect Dynegy’s estimated weighted average cost of capital. Dynegy’s estimated weighted average cost of capital was derived by taking into account certain Dynegy-specific metrics, including Dynegy’s capital structure, the cost of long-term debt, the estimated cost of equity as derived by the application of the Capital Asset Pricing Model, an assumed tax rate, as well as certain financial metrics for the financial markets generally. Morgan Stanley then calculated the amount of NOLs that Dynegy’s management forecasted would be utilized for the calendar years 2018 through the expiration or utilization of the NOLs, whichever event occurred first. The NOLs were discounted to present values using equity discount rates ranging from 6.9% to 11.9%, which range of discount rates were selected upon the application of Morgan Stanley’s professional judgment and experience, to reflect Dynegy’s estimated cost of equity as derived by the application of the Capital Asset Pricing Model. Morgan Stanley determined the value of the NOLs to range from $1.38 to $2.27 per share in the Dynegy Market Case and from $3.48 to $5.12 per share in the Dynegy Market + Earnings & Cost Improvement Case. The range of discount rates was derived by the application of the Capital Asset Pricing Model, which takes into account certain Dynegy-specific metrics, including the projected beta, as well as certain financial metrics for the financial markets generally. Morgan Stanley then derived a range of aggregate values for Dynegy by adding the ranges of present values of cash flows, NOLs and terminal values. Morgan Stanley then subtracted from such range of aggregate values the amount of Dynegy’s net debt to derive a range of equity values for Dynegy. Morgan Stanley then divided the range of equity values by the number of fully diluted outstanding shares of Dynegy Common Stock calculated using the treasury stock method to derive a range of equity values per share. This analysis indicated the following range, each rounded to the nearest $0.25:

The following disclosure supplements and restates the table on page 101 of the joint proxy statement and prospectus under the heading “Precedent Premia”:

Date Announced	Acquiror	Target	Implied Premia
January 23, 2017	Pinnacle Financial Partners, Inc.	BNC Bancorp	2.6%
July 21, 2016	F.N.B. Corporation	Yadkin Financial Corporation	14.1%
April 28, 2016	First Cash Financial Services, Inc.	Cash America International, Inc.	5.9%
December 7, 2015	BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.	11.4%
June 4, 2015	OPKO Health, Inc.	Bio-Reference Laboratories, Inc.	59.4%
March 9, 2015	Arconic Inc.	RTI International Metals, Inc.	76.5%
October 1, 2014	Enterprise Products Partners L.P.	Oiltanking Partners, L.P.	(1.8)%
February 21, 2014	Brookdale Senior Living Inc.	Emeritus Corporation	27.1%

Certain Unaudited Prospective Financial Information Prepared by Dynegy

The following disclosure is inserted as the last row of the table on page 123 of the joint proxy statement and prospectus:

	($ in millions)
	2017E(6)	2018E	2019E	2020E	2021E
Morgan Stanley-Adjusted Unlevered Free Cash Flow(7)	—	856	754	649	543

The following disclosure is inserted as note (7) following the table on page 123 of the joint proxy statement and prospectus:

(7)   Morgan Stanley’s calculation of estimated unlevered free cash flows for Dynegy differed from the Dynegy Management Projections in that it excludes the impact of NOLs, which Morgan Stanley valued separately based on guidance from Dynegy’s management.

The following disclosure is inserted as the last row of the table on page 124 of the joint proxy statement and prospectus under the heading “Dynegy Market + Earnings & Cost Improvement Case Projections”:

	($ in millions)
	2017E(6)	2018E	2019E	2020E	2021E
Morgan Stanley-Adjusted Unlevered Free Cash Flow(7)	—	940	856	751	645

The following disclosure is inserted as note (7) following the table on page 124 of the joint proxy statement and prospectus under the heading “Dynegy Market + Earnings & Cost Improvement Case Projections”:

(7)   Morgan Stanley’s calculation of estimated unlevered free cash flows for Dynegy differed from the Dynegy Management Projections in that it excludes the impact of NOLs, which Morgan Stanley valued separately based on guidance from Dynegy’s management.

Opinion of PJT Partners

The following disclosure supplements and restates the table on page 112 of the joint proxy statement and prospectus:

Projections	Implied prices per share of Dynegy Common Stock
Dynegy Market Case Projections	$6.10 - $13.60
Dynegy Market + Earnings & Cost Improvement Case Projections	$8.30 - $16.10

The following disclosure supplements and restates the paragraph overlapping pages 113, 114 and 115 of the joint proxy statement and prospectus:

Selected Precedent Transaction Analysis

PJT Partners reviewed, to the extent publicly available, and analyzed the valuation and financial metrics relating to the following six selected transactions since 2012 involving companies in the power industry, which PJT Partners in its professional judgment considered generally relevant for comparative purposes~~:~~ .For each precedent transaction, PJT Partners reviewed the transaction value (“Transaction Value”) as a multiple of (i) the target company’s trailing twelve-month (“TTM”) EBITDA, (ii) the target company’s current EBITDA and (iii) the target company’s forward (“Forward”) EBITDA as shown in the following (estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction):

Date Announced	Acquiror	Target	Transaction Value ($mm)		Transaction Value/ Trailing EBITDA	Transaction Value/ Current EBITDA	Transaction Value/ Forward EBITDA
August 2017	Energy Capital Partners LLC	Calpine Corp.	$17,307	(1)	10.0x	9.3x	8.8x
			13,726	(2)	N/A	8.8x	8.2x
June 2016	Riverstone Holdings LLC	Talen Energy Corp.	5,200		5.2x	6.9x	7.6x
February 2016	Dynegy Inc.	Engie North America	3,300		N/A	N/A	9.2x
August 2014	Dynegy Inc.	Duke Energy Ohio Inc.	2,800		N/A	N/A	6.7x
August 2014	Dynegy Inc.	EquiPower Resources Corp.	3,450		N/A	N/A	7.9x
July 2012	NRG Energy, Inc.	GenON Energy Inc.	4,252		8.7x	9.2x	6.2x

~~Month and year announced~~	~~Acquiror~~	~~Target~~
~~August 2017~~	~~Energy Capital Partners~~	~~Calpine Corporation~~
~~June 2016~~	~~Riverstone Holdings LLC~~	~~Talen Energy Corp~~
~~February 2016~~	~~Dynegy Inc.~~	~~Engie~~
~~August 2014~~	~~Dynegy Inc.~~	~~Duke Ohio~~
~~August 2014~~	~~Dynegy Inc.~~	~~EquiPower Resources Corp.~~
~~July 2012~~	~~NRG Energy Inc.~~	~~GenOn Energy, Inc.~~

~~For each precedent transaction, PJT Partners reviewed the transaction value (“Transaction Value”) as a multiple of (i) the target company’s trailing twelve-month (“TTM”) EBITDA, (ii) the target company’s current EBITDA and (iii) the target company’s forward (“Forward”) EBITDA as shown in the following:~~

	~~High~~	~~Mean~~	~~Low~~
~~Transaction Value/TTM EBITDA~~	~~10.0x~~	~~8.0x~~	~~5.2x~~
~~Transaction Value/Current EBITDA~~	~~9.3x~~	~~8.6x~~	~~6.9x~~
~~Transaction Value/Forward EBITDA~~	~~9.2x~~	~~7.8x~~	~~6.2x~~

(1)         Transaction value based on announced purchase price of $15.25 per share and debt, cash and fully diluted shares outstanding per Q2 2017 disclosure; trailing EBITDA based on Calpine Corp. disclosure; 2017-18E EBITDA based on consensus equity research estimates as of transaction announcement.

(2)         Assumes Energy Capital Partners LLC sells the Geysers geothermal facilities at 11.9x 2017E EBITDA, in line with Ormat’s current TEV / 2017E EBITDA multiple, and uses proceeds to de-lever such that Calpine Corp. remains leverage neutral, with remaining proceeds used to fund the acquisition.

~~The High, Mean and Low calculations of Transaction Value/TTM EBITDA and Transaction Value/Current EBITDA exclude Engie, Duke Ohio and EquiPower Resources Corp. due to the absence of publicly available information. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.~~

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Dynegy and the companies included in the selected precedent transaction analysis. Accordingly, PJT Partners believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Merger. PJT Partners therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Merger which would affect the acquisition values of the selected target companies and Dynegy. Based upon these judgments, after reviewing the above analysis, PJT Partners selected a range of 7.0x to 8.5x TEV to EBITDA multiples and applied this range to Dynegy’s average 2017E - 2018E EBITDA based on the Dynegy Market Case Projections and the Dynegy Market + Earnings & Cost Improvement Case Projections to calculate a range of implied enterprise values for Dynegy. PJT Partners then calculated a range of implied prices per share of Dynegy Common Stock subtracting estimated net debt and non-controlling interests as of December 31, 2017 from the estimated enterprise value and dividing such amount by the fully diluted number of shares of Dynegy Common Stock. PJT Partners also included a $2.97 - $3.86 net operating loss (“NOL” or “NOLs”) valuation per share of Dynegy Common Stock, which is the gross valuation of certain Dynegy NOLs in an acquisition scenario based on Dynegy’s analysis, as provided by Dynegy’s tax accountants, regarding NOL limitations in an acquisition scenario under IRS Section 382 and including the impact of a net unrealized built-in gain. The following summarizes the result of these calculations:

Projections ~~for Low End of Selected TEV / EBITDA Multiple Range~~	~~Projections for High End of Selected TEV / EBITDA Multiple Range~~	Implied prices per share of Dynegy Common Stock
Dynegy Market Case Projections	~~Dynegy Market + Earnings & Cost Improvement Case Projections~~	$9.10 - $~~23.85~~ 21.20
Dynegy Market + Earnings & Cost Improvement Case Projections		$11.25 - $23.85

Discounted Cash Flow Analysis—Dynegy

In order to estimate the present value of Dynegy Common Stock, PJT Partners performed a discounted cash flow analysis of Dynegy. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Dynegy using the discounted cash flow method, PJT Partners added (a) Dynegy’s projected after-tax unlevered free cash flows for fiscal years 2018E through 2021E based on the Dynegy Market Case Projections and the Dynegy Market + Earnings & Cost Improvement Case Projections to (b) ranges of “terminal values” of Dynegy as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting recurring capital expenditures and adjusting for changes in working capital and other cash flow items. PJT Partners’ calculation of after-tax unlevered free cash flows for Dynegy differs from the Dynegy Management Projections in that it excludes the impact of certain Dynegy NOLs, which PJT Partners values separately. The following chart reflects PJT Partners’ calculation of projected unlevered free cash flows:

Projections	2018E	2019E	2020E	2021E
Dynegy Market Case Projections	$856	$754	$649	$543
Dynegy Market + Earnings & Cost Improvement Case Projections	940	856	751	645

The residual value of Dynegy at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 7.5x to 8.5x (which implied a range of perpetuity growth rates of (1.3%) to 0.5%)) to Dynegy’s average ~~2020E- 2021E~~ terminal year EBITDA from both the Dynegy Market Case Projections and the Dynegy Market + Earnings & Cost Improvement Case Projections and subsequently adjusting the terminal value for known capital expenditures beyond 2021 as provided by the management of Dynegy. The estimated terminal year EBITDA used for purposes of this analysis was $1,179 million, which was the average of Dynegy’s 2020E and 2021E EBITDA.

The range of after-tax discount rates of 5.95% to 6.95% was selected based on PJT’s analysis of the weighted average cost of capital of Dynegy. The range of after-tax discount rates was selected based on PJT Partners’ experience and professional judgment. PJT Partners then calculated a range of implied equity values per share of Dynegy Common Stock by subtracting Dynegy’s estimated net debt and non-controlling interest as of December 31, 2017 from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Dynegy Common Stock as of October 24, 2017. This range includes the present value of certain Dynegy NOLs based on the Dynegy NOL Projections, which PJT Partners calculated to have a present value of $1.19 to $2.41 per share of Dynegy Common Stock on the low and high end of the valuation range, respectively, for the Dynegy Market Case Projections, and $3.09 to $5.36 per share of Dynegy Common Stock on the low and high end of the valuation range, respectively, for the Dynegy Market + Earnings & Cost Improvement Case Projections. In calculating the present value of the Dynegy NOLs contained in the Dynegy NOL Projections, PJT Partners used a discount rate range of 6.45% to 13.75% based on the midpoint of Dynegy’s estimated weighted average cost of capital and the midpoint of Dynegy’s estimated cost of equity, respectively, and, upon the advice of the management of Dynegy, assumed a tax rate of 37.5%. The following summarizes the results of these calculations:

Projections	Implied equity values per share of Dynegy Common Stock
Dynegy Market Case Projections	$2.15 - $9.55
Dynegy Market + Earnings & Cost Improvement Case Projections	$10.05 - $19.30

Discounted Cash Flow Analysis—Vistra Energy

In order to estimate the present value of Vistra Energy Common Stock, PJT Partners also performed a discounted cash flow analysis of Vistra Energy.

To calculate the estimated enterprise value of Vistra Energy using the discounted cash flow method, PJT Partners added (a) Vistra Energy’s projected after-tax unlevered free cash flows for fiscal years 2018E through 2021E based on the Vistra Energy Stand-Alone Projections to (b) ranges of terminal values of Vistra Energy as of December 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting taxes, capital expenditures and adjusting for changes in working capital and other cash flow items. The following chart reflects PJT Partners’ calculation of projected unlevered free cash flows:

Projections	2018E	2019E	2020E	2021E
Vistra Energy Stand-Alone Projections	$761	$672	$656	$637

The residual value of Vistra Energy at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 8.0x to 9.0x (which implied a range of perpetuity growth rates of (2.5%) to (0.8%)) to Vistra Energy’s ~~average 2020E-2021E~~ terminal year EBITDA from the Vistra Energy Stand-Alone Projections and subsequently adjusting the terminal value for known capital expenditures beyond 2021 as provided by the management of Dynegy. The estimated terminal year EBITDA used for purposes of this analysis was $1,213 million, which was the average of Vistra’s 2020E and 2021E EBITDA. The range of discount rates of 5.30% to 6.30% was selected based on an analysis of the midpoint of the estimated weighted average cost of capital of Vistra Energy. The range of discount rates was selected based on PJT Partners’ experience and professional judgment. PJT Partners then calculated a range of implied equity values per share of Vistra Energy Common Stock by subtracting estimated net debt as of December 31, 2017 from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Vistra Energy Common Stock as of October 24, 2017.

Certain Unaudited Prospective Financial Information Prepared by Dynegy

The following disclosure is added immediately prior to the heading “Interests of Vistra Energy’s Directors and Executive Officers in the Merger” on page 125 of the joint proxy statement and prospectus:

(in $ millions)

	Net Unrealized Build- in Gain	Base NOL Limitation	Total NOL Usage
2018E	377.0	38.2	415.2
2019E	341.4	38.2	379.6
2020E	309.7	38.2	347.9
2021E	289.9	38.2	328.1
2022E	281.0	38.2	319.2
2023E	—	38.2	38.2
2024E	—	38.2	38.2
2025E	—	38.2	38.2
2026E	—	38.2	38.2
2027E	—	38.2	38.2
2028E	—	38.2	38.2
2029E	—	38.2	38.2
2030E	—	38.2	38.2
2031E	—	38.2	38.2
2032E	—	38.2	38.2
2033E	—	38.2	38.2
2034E	—	38.2	38.2
2035E	—	38.2	38.2
2036E	—	38.2	38.2
2037E	—	38.2	38.2
2038E	—	38.2	38.2
2039E	—	38.2	38.2
2040E	—	38.2	38.2
2041E	—	38.2	38.2
2042E	—	38.2	38.2

Opinion of Vistra Energy’s Financial Advisor

The penultimate sentence of the third paragraph on page 92 of the joint proxy statement and prospectus under the heading “Discounted Cash Flow Analysis” is amended to read as follows:

The present values of the unlevered free cash flows, the range of derived terminal enterprise values and estimated usage of Dynegy’s NOLs (which NOLs Citi estimated to have a present value of $5.56 to $5.81 per share) were then adjusted for projected cash, non-controlling interest and debt balances as of December 31, 2017, to derive a range of implied equity values for Dynegy.

Certain Unaudited Prospective Financial Information Prepared by Vistra Energy

The following disclosure is inserted as the last row of the first table on page 119 of the joint proxy statement and prospectus under the heading “Certain Unaudited Prospective Financial Information Prepared by Vistra Energy”:

(in millions)

	2018	2019	2020	2021	2022	2023
Unlevered Free Cash Flow (3)	$791	$603	$565	$509	$585	$589

The following disclosure is inserted as note (3) following the first table on page 119 of the joint proxy statement and prospectus under the heading “Certain Unaudited Prospective Financial Information Prepared by Vistra Energy”:

(3)                                 These estimates of unlevered free cash flows for Vistra Energy were utilized by Citi in connection with its discounted cash flow analysis of Vistra Energy and were calculated based on the Vistra Energy Management Projections for Vistra Energy by taking EBITDA and subtracting depreciation and amortization to derive “EBIT”; subtracting from EBIT illustrative income taxes on EBIT and TRA payments; adding back depreciation and amortization; subtracting capital expenditures; and adjusting for changes in working capital and the impact of the announced retirements of Vistra Energy’s Big Brown, Sandow and Monticello units.

The following disclosure is inserted as the last row of the second table on page 119 of the joint proxy statement and prospectus under the heading under the heading “Certain Unaudited Prospective Financial Information Prepared by Vistra Energy”:

(in millions)

	2018	2019	2020	2021	2022	2023
Unlevered Free Cash Flow (3)	$795	$787	$623	$571	$531	$519

The following disclosure is inserted as note (3) following the second table on page 119 of the joint proxy statement and prospectus under the heading under the heading “Certain Unaudited Prospective Financial Information Prepared by Vistra Energy”:

(3)                                 These estimates of unlevered free cash flows for Dynegy were utilized by Citi in connection with its discounted cash flow analysis of Dynegy and were calculated based on the Vistra Energy Management Projections for Dynegy by taking EBITDA and subtracting depreciation and amortization to derive “EBIT”; subtracting from EBIT illustrative income taxes on EBIT; adding back depreciation and amortization; subtracting capital expenditures; and subtracting certain other expenses including asset retirement obligations, pension, environmental capital projects and uprate investments.

Regulatory Approvals Required to Complete the Merger

Hart-Scott-Rodino Antitrust Improvements Act

The following disclosure supplements and restates the second full paragraph on page 133 of the joint proxy statement and prospectus:

On January 5, 2018, Vistra Energy and Dynegy filed a Notification and Report Form under the HSR Act with the Antitrust Division and the FTC. The 30-day waiting period required by the HSR Act ~~will~~ expired on February 5, 2018.

LITIGATION RELATED TO THE MERGER

The following disclosure supplements and restates in its entirety the paragraph on page 160 of the joint proxy statement and prospectus:

On January 4, 2018, a purported stockholder filed a putative class action lawsuit in the United States District Court for the Southern District of Texas, Houston Division, captioned Susan Paskowitz v. Dynegy Inc., et al., Case No. 4:18-cv-00027 (the “Paskowitz Complaint”).  On January 24, 2018, a purported stockholder filed a putative class action lawsuit in the United Statements District Court for the

Southern District of Texas, Houston Division, captioned Waled Gul v. Dynegy Inc., et al., Case No. 4:18-cv-00219 (the Gul Complaint”).  On January 24, 2018, a purported stockholder filed a lawsuit in the United States District Court for the District of Delaware, captioned Cesar O. Armas v. Dynegy, Inc., et al., Case No. 1:18-cv-00138-UNA (the “Armas Complaint” and, together with the Paskowitz Complaint and the Gul Complaint, the “Complaints”). The Complaints name Dynegy, Pat Wood, III, Robert C. Flexon, Hilary E. Ackermann, Paul M. Barbas, Richard Kuersteiner, Jeffrey S. Stein, and John R. Sult as defendants.  The Paskowitz Complaint also names Vistra Energy as a defendant.  The Complaints allege that the defendants violated federal securities laws filing a Form S-4 Registration Statement in connection with the Merger that omits purportedly material information. The Complaints seek to enjoin the Merger and to have the defendants file an amended Form S-4 or, alternatively, to recover damages if the Merger closes without an amended Form S-4 having been filed.

ADDITIONAL INFORMATION

This communication is being made in respect of the Merger between Vistra Energy and Dynegy. In connection with the Merger, Vistra Energy has filed with the SEC a Registration Statement on Form S-4, which the SEC declared effective on January 24, 2018, and which includes the joint proxy statement and prospectus.  Dynegy filed the joint proxy statement and prospectus with the SEC on January 25, 2018. Each of Vistra Energy and Dynegy initially mailed the joint proxy statement and prospectus to their respective stockholders on or about January 29, 2018. STOCKHOLDERS OF VISTRA ENERGY AND STOCKHOLDERS OF DYNEGY ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Vistra Energy and Dynegy will each provide free copies of their respective reports, proxy statements and other information, including the joint proxy statement and prospectus, filed with the SEC by Vistra Energy and Dynegy at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at investor@vistraenergy.com or at (214) 812-0046. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at ir@dynegy.com or at (713) 507-6466.

Consummation of the Merger remains subject to satisfaction or waiver of additional conditions specified in the Merger Agreement, including, without limitation, approval of the stockholders of both Vistra Energy and Dynegy at their respective special meetings of stockholders to be held on March 2, 2018 If you have any questions about the Merger, the Vistra Energy special meeting or the Dynegy special meeting, need additional copies of the joint proxy statement and prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Vistra Energy’s and Dynegy’s respective proxy solicitors, as follows:

If you are a Vistra Energy stockholder:	If you are a Dynegy stockholder:

D.F. King & Co., Inc.	MacKenzie Partners, Inc.
48 Wall Street	105 Madison Avenue
New York, NY 10005	New York, NY 10016
Toll Free: (866) 406-2283	Toll Free: (800) 322-2885
Email: vst@dfking.com	Email: proxy@mackenziepartners.com

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by February 23, 2018 in order to receive them before the Vistra Energy special meeting and the Dynegy special meeting.

Instructions for voting your shares at the Vistra Energy special meeting and the Dynegy special meeting on March 2, 2018 are included with the joint proxy statement and prospectus. If you have previously voted your shares and do not wish to change your vote, you do not need to take any further action. If you have previously voted your stock, voting again will supersede your previous vote, regardless of how you previously voted (i.e., by telephone, Internet or mail).

Investors may also consult Vistra Energy’s or Dynegy’s website for more information concerning the Merger and other related transactions described in the joint proxy statement and prospectus. Vistra Energy’s website is www.vistraenergy.com. Dynegy’s website is www.dynegy.com. Each company’s public filings are also available at www.sec.gov. The information contained on Vistra Energy’s and Dynegy’s websites is not part of the joint proxy statement and prospectus. The references to Vistra Energy’s and Dynegy’s websites are intended to be inactive textual references only.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This supplement to the joint proxy statement and prospectus contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act.  These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” “likely,” or other words, phrases or expressions of similar import, or the negative or other words or expressions of similar meaning, and statements regarding the anticipated consequences and benefits of the Merger or the other transactions contemplated by the Merger Agreement or the future financial condition, results of operations and business of Vistra Energy, Dynegy or the combined company.

The management teams of each of Vistra Energy and Dynegy base these forward-looking statements on particular assumptions that they have made in light of their industry experience, as well as their perception of historical trends, current conditions, expected future developments and other factors that they believe are appropriate under the circumstances. The forward-looking statements are necessarily estimates reflecting the judgment of Vistra Energy’s and Dynegy’s respective management teams and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict or beyond Vistra Energy’s and Dynegy’s control, which may cause actual results, performance, or achievements of Vistra Energy, Dynegy or the combined company to be materially different from those expressed or implied by the forward-looking statements. In addition to other factors and matters contained in the joint proxy statement and prospectus, including those disclosed under “Risk Factors” beginning on page 35 of the joint proxy statement and prospectus, these forward-looking statements are subject to risks, uncertainties and other factors, including, among others: (i) the ability to obtain the required stockholder approvals to consummate the Merger and the issuance of the issuance of the Vistra Energy Common Stock, (ii) the timing of, and the conditions imposed by, regulatory approvals required for the Merger, (iii) the satisfaction or waiver of other conditions in the Merger Agreement, (iv) the risk that the Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all, (v) changes in the trading prices of Vistra Energy’s and Dynegy’s Common Stock, (vi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could require Vistra Energy to pay Dynegy or Dynegy to pay Vistra Energy a termination fee and/or expense amount, (vii) the risk that the pendency of the Merger could adversely affect Vistra

Energy’s and Dynegy’s respective businesses and operations, including on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues) (viii) the ability of the combined company to successfully integrate Vistra Energy’s business and Dynegy’s business and realize the anticipated cost savings, operational efficiencies and other expected benefits of the Merger on the anticipated timeframe or at all, (ix) the outcome of current and future litigation, including any legal proceedings that may be instituted against Vistra Energy, Dynegy or others related to the Merger, (x) events or circumstances that undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large financial institutions or other significant corporations, terrorist attacks, natural or man-made disasters, or threatened or actual armed conflicts, (xi) risks related to indebtedness, including unanticipated increases in financing and other costs and concentration of credit risks, (xii) the availability, terms and ability to effectively deploy short-term and long-term capital, (xiii) changes in business and growth strategies, (xiv) the dependence on third parties for key services and the ability to hire and retain highly skilled managerial, investment, financial and operational personnel, (xv) performance of information technology systems, (xvi) the adequacy of cash reserves and working capital, (xvii) financial and operating covenants contained in credit facilities, indentures and other financing arrangements that could restrict the business and investment activities, (xviii) effects of derivative and hedging transactions, (xix) actions and initiatives of the U.S., state and municipal governments and changes to governments’ policies that impact the economy generally and, more specifically, the energy market, (xx) changes in governmental regulations, tax laws and rates, and similar matters and increases in insurance costs, (xxi) actions of ratings agencies, including with respect to the Merger, (xxii) regulatory proceedings or inquiries, and (xxiii) other risks detailed in this joint proxy statement and prospectus (including with respect to Vistra Energy and the combined company) and in filings made by Dynegy with the SEC from time to time.

Although each of Vistra Energy and Dynegy believe that the assumptions underlying the forward-looking statements made by it contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this supplement to the joint proxy statement and prospectus will prove to be accurate. Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither Vistra Energy nor Dynegy undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.